Exhibit 11
Statement Re: Computation of Per Share Earnings

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. ESOP shares released or committed to be released are considered outstanding while unallocated ESOP shares are not considered outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Options to purchase 51,537 shares of common stock outstanding at June 30, 2000 were not included in the computation of common shares outstanding for purposes of computing diluted earnings per share because the exercise price of the options exceeded the average market price and thus the effect would have been anti-dilutive. The following table presents the basic and diluted earnings per share computation for the three and six months ended:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2000	1999	2000	1999
Basic and Diluted	(unaudited)		(unaudited)
Net income Weighted-average shares outstanding Less: net effect of unallocated ESOP shares Weighted average shares outstanding as adjusted Earnings per share - basic and diluted	$ 53,131 545,481 (33,819) 511,662 $ 0.10	$ 99,222 545,481 (37,637) 507,844 $ 0.20	$ 62,044 545,481 (33,819) 511,662 $ 0.12	$265,543 545,481 (38,183) 507,298 $ 0.52